UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2026

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Voluntary Liquidation of Viewmount Developments Limited, Sun Ngai Spraying and Silk Print Co., Ltd. and Sun Terrace Industries Limited

As previously disclosed, Plastec Technologies, Ltd. (the “Company”) caused its British Virgin Islands subsidiaries, Viewmount Developments Limited, Sun Ngai Spraying and Silk Print Co., Ltd. and Sun Terrace Industries Limited to apply for voluntary liquidation in the BVI Registry in 2025. The documents for the liquidation were filed with the Registry on March 24, 2026 and the voluntary liquidations commenced on the same date.  The Company has now been notified that the voluntary liquidations have been completed and the entities have been dissolved.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 18, 2026

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Chief Executive Officer